UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549



     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.        1    )

     HAYES  CORPORATION  (formerly  Access  Beyond,  Inc.)
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

       00431W108
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     December  27,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  86,500

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  86,500

     10          Shared  Dispositive  Power

11         Aggregate Amount Beneficially Owned by Each Reporting Person 86,500

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .1%

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS,  L.L.C.

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  787,100

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  787,100

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 787,100

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.3%

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.L.C.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7     Sole Voting Power
                        698,500

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  698,500

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 698,500

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.2%

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.L.C.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  352,900

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  352,900

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 352,900

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .6%

14          Type  of  Reporting  Person  PN

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Shares (the "Shares") of Hayes Corporation ("HAYZ") (formerly known as Access Beyond, Inc.), a Delaware corporation. HAYZ's principal executive office is located at 1300 Quince Orchard Boulevard, Gaithersburg, MD 20878.


ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, L.L.C., a Delaware limited liabillity company, Pequot Endowment
Partners,  L.L.P.,  a  Delaware limited liability company and DS International
Partners, L.L.C., a Delaware limited liability company (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders of Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners, L.L.C. is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are members of Pequot General Partners. The sole business of Pequot Endowment Partners, L.L.C. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are members of Pequot Endowment Partners, L.P. The sole business of DS International Partners, L.L.C. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International"), a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are members of DS International Partners, L.L.C. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          On 11/15/96 shareholders of Penril Datacom Networks, Inc. ("PNRL") approved a one for one distribution of shares in the form of a dividend of Access Beyond, Inc., to the shareholders of PNRL as of the record date 11/14/96. The Reporting Persons received and beneficially own in the aggregate 1,925,000 Shares of Access Beyond, Inc. Of the 1,925,000 Shares, 787,100 shares are owned by Pequot, 86,500 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 698,500 shares are owned by Pequot International, and 352,900 shares are owned by Pequot Endowment.

ITEM  4.    PURPOSE  OF  TRANSACTION

          None.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 1,925,000 Shares. These Shares represent approximately 3.3% of the 58,348,093 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares.

          On 12/27/97 shareholders of Access Beyond, Inc. approved a merger with HAYZ whereby shares in Access Beyond, Inc. were issued to shareholders in HAYZ and the company's name was changed to Hayes Corporation. Pursuant to this transaction, the beneficial ownership of the Reporting Persons decreased from 16.1% to 3.3% and necessitated the filing of this amendment. The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on December 27, 1997.

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

     None



ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January  9,  1998


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners,  L.L.C.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Managing  Member


DS  International  Partners,  L.L.C.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  Managing  Member


Pequot  Endowment  Partners,  L.L.C.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Managing  Member

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated January 9, 1998 relating to the Shares of Hayes Corporation shall be filed on behalf of the undersigned.




Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners,  L.L.C.

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Managing  Member



DS  International  Partners,  L.L.C.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Managing  Member



Pequot  Endowment  Partners,  L.L.C.


By:  /s/      Arthur  J.  Samberg
   Arthur  J.  Samberg,  Managing  Member